Aurinia™

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

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Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 2, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to participate in and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is received by Computershare.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR each matter specified in this proxy.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority on the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. For greater certainty, should the Company become aware that any of the nominees listed in this proxy are unable or unwilling to serve before the election of directors takes place at the Meeting, if one of the persons named in the proxy is appointed as proxyholder, it is intended that the discretionary power granted under this proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 AM, Pacific Time, on Friday, May 29, 2020

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01LKIB

Appointment of Proxyholder

I/We being holder(s) of Aurinia Pharmaceuticals Inc. hereby appoint(s): Mr. Peter Greenleaf, President, Chief Executive Officer and Director of the Company, or failing him, Dr. George Milne, Director and Chairman of the Board of the Company

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to http://www.computershare.com/ISAQ and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to participate in, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, **FOR** each matter specified in this proxy) and all other matters that may properly come before the **Annual General and Special Meeting** of shareholders of **Aurinia Pharmaceuticals Inc.** (the "**Company**") to be held as a virtual-only meeting via live webcast online using the LUMI meeting platform at https://web.lumiagm.com/153516206 on Tuesday, June 2, 2020, at 9:00 AM, Pacific Time and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To fix the number of directors to be elected at nine (9).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Dr. George Milne	☐	☐	02. Mr. Peter Greenleaf	☐	☐	03. Dr. David R.W. Jayne	☐	☐
04. Mr. Joseph P. Hagan	☐	☐	05. Dr. Michael Hayden	☐	☐	06. Dr. Daniel Billen	☐	☐
07. Mr. R. Hector MacKay-Dunn	☐	☐	08. Ms. Jill Leversage	☐	☐	09. Mr. Timothy P. Walbert	☐	☐

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	For	Withhold
3. Appointment of Auditors Reappointment of **PricewaterhouseCoopers LLP** as auditors of the Company for the ensuing year.	☐	☐

	For	Against
4. Advisory Resolution on Compensation To consider and, if deemed appropriate, to pass a non-binding advisory "say on pay" resolution approving the Company's approach to executive compensation, the full text of which is set out in the Company's circular for the meeting.	☐	☐
5. Approval of Amended and Restated By-law No. 2 To consider, and if deemed appropriate, approve, with or without variation, an ordinary resolution ratifying, confirming and approving the Company's Amended and Restated By-law No. 2 as adopted by the Company's board of directors (the "**Board**") to allow the Company to hold fully virtual shareholder meetings and shareholder meetings outside of Alberta, among other amendments, the full text of which is set out in the Company's circular for the meeting.	☐	☐
6. Approval of Amendments of the Company's Articles To consider, and if deemed appropriate, approve, with or without variation, a special resolution amending the articles of the Company to permit meetings of shareholders to be held outside of Alberta, the full text of which is set out in the Company's circular for the meeting.	☐	☐
7. Approval of Amendments to Option Plan To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution ratifying, confirming and approving the Company's amendments to the stock option plan as adopted by the Board to expand the types of equity based awards available to grant, the full text of which is set out in the Company's circular for the meeting.	☐	☐
8. Approval of Unallocated Entitlements Under the Stock Option Plan To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution approving all unallocated entitlements under the Company's stock option plan, the full text of which is set out in the Company's circular for the meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR each matter specified in this proxy.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

ISAQ 295505 AR2

01LKJC